                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

              Annual Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934 [Fee Required]
                For the fiscal year ended December 31, 1995


                          Commission file Number 1-40


A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company.

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Pacific Enterprises, 633 West Fifth Street, Suite 5400, Los Angeles, California 90071-2006.

                  RETIREMENT SAVINGS PLANS OF
                  PACIFIC ENTERPRISES AND
                  SOUTHERN CALIFORNIA GAS COMPANY


                  COMBINED FINANCIAL STATEMENTS AND
                  INDEPENDENT AUDITORS' REPORT FOR THE
                  YEARS ENDED DECEMBER 31, 1995 AND 1994, AND
                  COMBINED SUPPLEMENTAL SCHEDULES FOR THE
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

TABLE OF CONTENTS
- ----------------------------------------------------------------------------

                                                                       PAGE
                                                                       ----

INDEPENDENT AUDITORS' REPORT                                           1

COMBINED FINANCIAL STATEMENTS:

    Combined Statements of Net Assets Available for Plan
     Benefits with Fund Information as of December 31, 1995
     and 1994                                                          2-3

    Combined Statements of Changes in Net Assets Available
     for Plan Benefits for the Years Ended December 31, 1995,
     1994 and 1993                                                     4

    Notes to Financial Statements                                      5-10

COMBINED SUPPLEMENTAL SCHEDULES:

    Combining Statements of Net Assets Available for Plan
     Benefits by Fund as of December 31, 1995 and 1994                 11

    Combining Statements of Changes in Net Assets
     Available for Plan Benefits for the Years Ended
     December 31,1995, 1994 and 1993                                   12

INDEPENDENT AUDITORS' REPORT


Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company:

We have audited the accompanying combined statements of net assets available for plan benefits of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") as of December 31, 1995 and 1994, and the related combined statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined net assets available for plan benefits of the Plans as of December 31, 1995 and 1994, and the combined changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental schedules of (1) combining statements of net assets available for plan benefits and (2) combining statements of changes in net assets available for plan benefits are presented for the purpose of additional analysis and are not a required part of the basic combined financial statements. The Fund information in the combined statements of the net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic combined financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.

July 12, 1996

RETIREMENT SAVINGS PLANS OF
PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
INFORMATION

DECEMBER 31, 1995 (DOLLARS IN THOUSANDS)
- -------------------------------------------------------------------------------


                                             PACIFIC
                                           ENTERPRISES     GUARANTEED
                                              COMMON        INTEREST     GOVERNMENT    MONEY
                                  TOTAL       STOCK         CONTRACTS    OBLIGATIONS   MARKET   BALANCED   DIVERSIFIED
                                  -----     -----------    ----------    -----------   ------   --------   -----------
INVESTMENTS:
  Pacific Enterprises common
   stock                        $278,964    $278,964
 Guaranteed interest contracts    31,371                    $31,371
 Obligations of United States
  Government Agencies                 12                                    $ 12
  Fidelity Daily Income Trust      6,467                                              $6,467
  Phoenix Balanced Fund           20,026                                                        $20,026
  Mellon Stock Index              57,193                                                                      $57,193
  Short Term Income Funds          2,688       1,999            104          397                                  188
                                --------    ---------       -------        -----      -------    -------      -------
     Total investments           396,721     280,963         31,475          409       6,467      20,026       57,381
                                --------    ---------       -------        -----      -------    -------      -------
RECEIVABLES:

  Due from Pacific Enterprises
   Employee Stock Ownership
   Plan and Trust                    663         663
  Accrued income                     202           9            182            2           7                        2
                                --------    ---------       -------        -----      -------                 -------
      Total receivables              865         672            182            2           7                        2
                                --------    ---------       -------        -----      -------    -------      -------
 Interfund transfers                          (2,258)        (2,830)                   2,104        893         2,091
                                --------    ---------       -------        -----     -------    -------       -------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                       $397,586    $279,377        $28,827        $ 411      $8,578    $20,919       $59,474
                                --------    ---------       -------        -----     -------    -------       -------
                                --------    ---------       -------        -----     -------    -------       -------


See notes to combined financial statements.

RETIREMENT SAVINGS PLANS OF
PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY


COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
INFORMATION

DECEMBER 31, 1994 (DOLLARS IN THOUSANDS)
- -------------------------------------------------------------------------------


                                             PACIFIC
                                           ENTERPRISES    GUARANTEED
                                              COMMON       INTEREST     GOVERNMENT    MONEY
                                  TOTAL       STOCK        CONTRACTS    OBLIGATIONS   MARKET   BALANCED   DIVERSIFIED
                                  -----     -----------    ----------    -----------   ------   --------   -----------
INVESTMENTS:
  Pacific Enterprises common
   stock                        $211,596    $211,596

  Guaranteed interest contracts   26,540                    $26,540
  Obligations of United States
   Government Agencies                12                                    $ 12
  Fidelity Daily Income Trust      5,641                                               $5,641
  Phoenix Balanced Fund           18,157                                                         $18,157
  Mellon Stock Index              42,023                                                                    $ 42,023
  Short Term Income Funds          1,998         954            79           395                       4         566
                                --------    --------        -------       ------       ------   -------      -------

       Total investments         305,967     212,550         26,619          407        5,641     18,161      42,589
                                --------    --------        -------       ------       ------   -------      -------

RECEIVABLES:
  Due from Pacific Enterprises
   Employee Stock Ownership
   Plan and Trust                    531         531
  Accrued income                     268          69            156            2            6         5           30
                                --------    --------        -------       ------       ------   -------      -------
    Total receivables                799         600            156            2            6         5           30
                                --------    --------        -------       ------       ------   -------      -------
  Interfund transfers                         (2,341)         2,146                        83      (635)         747
                                --------    --------        -------       ------       ------   -------      -------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                       $306,766    $210,809        $28,921       $  409       $5,730   $17,531      $43,366
                                --------    --------        -------       ------       ------   -------      -------
                                --------    --------        -------       ------       ------   -------      -------


See notes to combined financial statements.

RETIREMENT SAVINGS PLANS OF
PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY


COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (DOLLARS IN
THOUSANDS)
- -------------------------------------------------------------------------------

                                                1995        1994        1993
                                                ----        ----        ----
ADDITIONS:
   Investment income (loss):
     Net appreciation (depreciation)
      in fair value of investments            $ 86,072   $ (28,270)   $ 56,222
    Interest and dividends                      18,828      16,861      10,509
  Litigation settlement                          1,614        -           -
                                             ---------   ---------    --------
     Total investment income (loss)            106,514     (11,409)     66,731
                                             ---------   ---------    --------

CONTRIBUTIONS:
   Employer                                      7,522       8,560       8,990
   Employee                                     20,616      21,969      23,297
                                             ---------   ---------    --------
     Total contributions                        28,138      30,529      32,287
                                             ---------   ---------    --------
     Total additions                           134,652      19,120      99,018
                                             ---------   ---------    --------
DEDUCTIONS -

   Distributions to employees, retirees
    or their beneficiaries                    (43,902)     (60,709)    (24,327)

TRANSFERS, ROLLOVERS AND OTHER                     70          -           -
                                             ---------   ---------    --------

NET INCREASE (DECREASE) BEFORE
 CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE                          90,820      (41,589)     74,691

CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE (Note 2)                   -             -         8,349
                                             ---------   ---------    --------

NET INCREASE (DECREASE) AFTER
 CUMULATIVE EFFECT OF A CHANGE
 IN ACCOUNTING PRINCIPLE                       90,820      (41,589)     83,040

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:

   Beginning of year                          306,766      348,355     265,315
                                             ---------   ---------    --------

   End of year                               $397,586     $306,766    $348,355
                                             ---------   ---------    --------
                                             ---------   ---------    --------

See notes to combined financial statements.

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY


NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- -------------------------------------------------------------------------------

1.   PLAN DESCRIPTION AND RELATED INFORMATION
     The following description of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") is provided for general information purposes only. Participants should refer to the Plans' documents for a more complete description of the Plans' provisions.

     GENERAL - The Plans are defined contribution plans that provide employees of Pacific Enterprises and Southern California Gas Company (the "Companies") with retirement benefits to supplement benefits provided under the Companies' defined benefit pension plans. Employees may participate after one year of continuous service and may make regular savings investments in Pacific Enterprises common stock and other optional investments permitted by the Plans. The Plans were adopted on October 1, 1964 to allow eligible employees to acquire a proprietary interest in the common stock of Pacific Enterprises as well as help supplement their retirement needs. The Plans also permit employees to defer part of their salaries for savings on a pretax basis.

     ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plans. Administrative expenses are paid directly by the Companies.

     CONTRIBUTIONS - Contributions to the Plans can be made under the following provisions:

        SALARY DEFERRAL (PRETAX) CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "Code"), each participant may contribute, on a pretax basis, up to 6% of base pay with an additional 3% possible on a pretax basis. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 14% of each participant's base pay. Total individual contributions in calendar years 1995, 1994 and 1993 were limited by law to $9,240, $9,240 and $8,994, respectively.

        EMPLOYER NON-ELECTIVE MATCHING CONTRIBUTION - The Companies make contributions to the Plans equal to one-half of each participant's basic contribution. The Companies' contributions are invested in Pacific Enterprises common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust ("ESOP"). At December 31, 1995 and 1994, the value of shares due to the Plans from ESOP for employer contributions totaled approximately $663,000 and $531,000, respectively.


     PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee is credited with the participant's contributions and an allocation of the Employer's Non-elective Matching contribution as well as investment earnings of the Plans. Allocations are based on participant's contributions or account balances, as defined.

     VESTING - All contributions vest immediately.

     INVESTMENT OPTIONS - All employee contributions are made to a trust fund for each plan. Employees elect to have their contributions invested in increments of 10% in the following funds: Pacific Enterprises Common Stock, Guaranteed Interest Contracts, Money Market (Fidelity Daily Income Trust), Balanced (Phoenix) and Diversified (Mellon Stock Index). Prior to January 1, 1981, participants could contribute to the Government Obligations Fund. Pacific Enterprises received participant contributions for the Pacific Enterprises Common Stock Fund and issued stock to the Plans until April 1994. Such shares were valued at the average of the high and low trading prices for the common stock on the New York Stock Exchange on each payday. Now such contributions are sent to the trust and shares are purchased on the open market.

     BENEFIT PAYMENTS - On termination of service or retirement, the participant may elect to receive various types of benefit payments.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Companies have the right under the Plans to discontinue their contributions at any time and to terminate the Plans subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The Plans maintain the combined financial statements on the accrual basis of accounting. The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the combined financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION -The Plans' investments are stated at fair value based on quoted market prices, except for the guaranteed interest contracts, which are valued at contract value. Pacific Enterprises common stock is valued at its quoted market price of $28.25 and $21.25 at December 31, 1995 and 1994, respectively.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFIT PAYABLE - In 1993, the Plans changed their method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, AUDITS OF EMPLOYEE BENEFIT PLANS. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the plan. The effect of this change was to increase net assets available for plan benefits by $8,349,000 during the year ended December 31, 1993. Net assets available for plan benefits at December 31, 1995 and 1994 include $12,456,000 and $7,460,000, respectively, for participants who have withdrawn from the Plans but have not yet been paid their vested benefits.

3.   INVESTMENTS

     The Plans' investments are held by Bankers Trust Company of California, N.A. Investments that represent 5% or more of the Plans' net assets are separately identified below.


                                                    1995          1994
                                                    ----          ----
                                                   DOLLARS IN THOUSANDS

    INVESTMENTS AT FAIR VALUES AS DETERMINED
     BY QUOTED MARKET PRICES

       Common Stock -
         Pacific Enterprises common stock          $278,964    $211,596
       Mutual Funds:
         Phoenix Balanced Fund                       20,026      18,157
         Mellon Stock Index                          57,193      42,023

    INVESTMENT AT CONTRACT VALUE -

       Guaranteed interest contracts of
        New York Life Ins. Co.                       31,371      26,540


4.   TAX STATUS

     On January 16, 1996 and on October 26, 1992, the Internal Revenue Service issued the Retirement Savings Plan of Pacific Enterprises and of Southern California Gas Company, respectively, favorable determination letters stating that the Plans are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"), and the underlying trusts are therefore exempt from taxation under Section 501(a) of the IRC. A request for a new determination letter has been made on behalf of the Retirement Savings Plan of Southern California Gas Company and is currently pending. Once qualified, the Plans are required to operate in accordance with applicable sections of the IRC and ERISA.

     In 1996, the Southern California Gas Company Retirement Savings Plan's sponsor became aware of certain technical deficiencies in the operation of the Southern California Gas Company Retirement Savings Plan. During 1996, the Southern California Gas Company Retirement Savings Plan filed to enter the Voluntary Compliance Review Program established by the Internal Revenue Service as a method of curing an operational defect which could otherwise disqualify the Plan.

5.   SHAREHOLDERS' LAWSUIT

     On January 26, 1994, Pacific Enterprises announced that an agreement had been reached in a pending shareholders lawsuit that was originally filed in February 1992. As part of the settlement, shareholders who purchased Pacific Enterprises stock between June 5, 1990 and February 4, 1992, including the Plans, are entitled to future settlement payments. The Plans' trustee has filed claims on behalf of the Plans' participants, and a settlement of $1.6 million was received by the Retirement Savings Plan of Pacific Enterprises on December 7, 1995. The Retirement Savings Plan of Pacific Enterprises distributed funds to the Retirement Savings Plan of Southern California Gas Company on January 22, 1996.

6.   INVESTMENTS

     The following presents the fund information for the years ended December 31, 1995, 1994 and 1993:


CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS FOR THE YEAR ENDED
DECEMBER 31, 1995 (DOLLARS IN THOUSANDS)



                                     PACIFIC
                                    ENTERPRISES    GUARANTEED
                                      COMMON        INTEREST     MONEY                GOVERNMENT
                            TOTAL     STOCK         CONTRACT     MARKET    BALANCED   OBLIGATIONS    DIVERSIFIED
                            -----   -----------    ----------    ------    --------   -----------    -----------
ADDITIONS:

  Investment income:
    Net appreciation in
     fair value of
     investments           $ 86,072   $ 69,221                              $ 2,303       $  1         $14,547

    Interest and
     dividends               18,828     13,440       $ 2,056    $  355        1,644         24           1,309
    Litigation settlement
     (Note 5)                 1,614        133                   1,481
                           --------   --------       -------    ------      -------     ----           -------

      Total investment
       income               106,514     82,794         2,056     1,836        3,947         25          15,856
                           --------   --------       -------    ------      -------     ----           -------

CONTRIBUTIONS:
  Employer                    7,522      7,522
  Employee                   20,616      9,282         3,009       793        2,415                      5,117
                           --------   --------       -------    ------      -------     ----           -------

      Total
       contributions         28,138     16,804         3,009       793        2,415                      5,117
                           --------   --------       -------    ------      -------     ----           -------

      Total additions       134,652     99,598         5,065     2,629        6,362          25         20,973

DEDUCTIONS -
  Distributions to
   employees, retirees or
   their beneficiaries      (43,902)   (28,306)       (4,048)   (1,091)      (3,240)       (21)         (7,196)

TRANSFERS ROLLOVERS
 AND OTHER                       70     (2,724)       (1,111)    1,310          266        (2)           2,331
                           --------   --------       -------    ------      -------     ----           -------

NET INCREASE (DECREASE)      90,820     68,568           (94)    2,848        3,388         2           16,108

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:

  Beginning of year         306,766    210,809        28,921     5,730       17,531      409            43,366
                           --------   --------       -------    ------      -------     ----           -------

    End of year            $397,586   $279,377       $28,827    $8,578      $20,919     $411           $59,474
                           --------   --------       -------    ------      -------     ----           -------
                           --------   --------       -------    ------      -------     ----           -------

CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS FOR THE YEAR ENDED
DECEMBER 31, 1994 (DOLLARS IN THOUSANDS)


                                               PACIFIC
                                              ENTERPRISES    GUARANTEED
                                                COMMON        INTEREST     MONEY                GOVERNMENT
                                       TOTAL     STOCK         CONTRACT     MARKET    BALANCED   OBLIGATIONS    DIVERSIFIED
                                       -----   -----------    ----------    ------    --------   -----------    -----------

ADDITIONS:
  Investment (loss) income:
    Net (depreciation)
     appreciation in
     fair value of
     investments                       $(28,270)  $(26,189)                        $(1,494)        $ (1)        $ (586)
  Interest and dividends                 16,861     12,992   $ 1,806      $  225       593           18          1,227
                                       --------   ---------  -------      ------   -------         ----        -------
       Total investment
        (loss) income                   (11,409)   (13,197)    1,806         225      (901)          17            641
                                       --------   ---------  -------      ------   -------         ----        -------

CONTRIBUTIONS:
  Employer                                8,560      8,560
  Employee                               21,969     10,703     2,379         609     2,974                       5,304
                                       --------   ---------  -------      ------   -------                     -------
       Total contributions               30,529     19,263     2,379         609     2,974                       5,304
                                       --------   ---------  -------      ------   -------         ----        -------
       Total additions                   19,120      6,066     4,185         834     2,073           17          5,945

DEDUCTIONS -
  Distributions to employees
    retirees or their beneficiaries     (60,709)   (42,459)   (4,838)     (1,471)   (4,055)         (57)        (7,829)

TRANSFERS, ROLLOVERS
  AND OTHER                                         (4,101)    3,305         433    (1,182)          (9)         1,554
                                       --------   ---------  -------      ------   -------         ----        -------

NET (DECREASE)
  INCREASE                              (41,589)    (40,494)   2,652        (204)   (3,164)         (49)          (330)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:
    Beginning of year                   348,355     251,303   26,269       5,934    20,695          458         43,696
                                       --------   ---------  -------      ------   -------         ----        -------

    End of year                        $306,766   $ 210,809  $28,921      $5,730   $17,531         $409        $43,366
                                       --------   ---------  -------      ------   -------         ----        -------
                                       --------   ---------  -------      ------   -------         ----        -------

CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS FOR THE YEAR ENDED
DECEMBER 31, 1993 (DOLLARS IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------
                                                    PACIFIC
                                                  ENTERPRISES   GUARANTEED
                                                     COMMON      INTEREST    MONEY                GOVERNMENT
                                        TOTAL        STOCK       CONTRACT    MARKET    BALANCED   OBLIGATIONS   DIVERSIFIED
                                      --------    -----------   ----------   ------    --------   -----------   -----------
ADDITIONS:
  Investment income:
    Net appreciation in fair
     value of investments             $ 56,222     $ 53,573                            $    65                   $ 2,584
    Interest and dividends              10,509        6,298      $ 1,949     $  186        989       $ 15          1,072
                                      --------     --------      -------     ------    -------       ----        -------
      Total investment income           66,731       59,871        1,949        186      1,054         15          3,656
                                      --------     --------      -------     ------    -------       ----        -------
CONTRIBUTIONS:
  Employer                               8,990        8,990
  Employee                              23,297       11,926        2,435        743      3,113                     5,080
                                      --------     --------      -------     ------    -------       ----        -------
      Total contributions               32,287       20,916        2,435        743      3,113                     5,080
                                      --------     --------      -------     ------    -------       ----        -------
      Total additions                   99,018       80,787        4,384        929      4,167         15          8,736

DEDUCTIONS -
  Distributions to employees
   retirees or their beneficiaries     (24,327)     (18,184)      (1,852)      (988)    (1,224)        (8)        (2,071)

TRANSFERS, ROLLOVERS
 AND OTHER                                 -         (3,048)        (138)      (367)    (1,831)        (1)         1,723
                                      --------     --------      -------     ------    -------       ----        -------
NET INCREASE
 (DECREASE) BEFORE
 CUMULATIVE EFFECT
 OF CHANGE IN
 ACCOUNTING PRINCIPLE                   74,691       59,555        2,394       (426)    (4,774)         6          8,388

CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                               8,349        6,224          863        264        412          1            585
                                      --------     --------      -------     ------    -------       ----        -------
NET INCREASE (DECREASE)                 83,040       65,779        3,257       (162)     5,186          7          8,973

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year                    265,315      185,524       23,012      6,096     15,509        451         34,723
                                      --------     --------      -------     ------    -------       ----        -------
  End of year                         $348,355     $251,303      $26,269     $5,934    $20,695       $458        $43,696
                                      --------     --------      -------     ------    -------       ----        -------
                                      --------     --------      -------     ------    -------       ----        -------


                     See notes to financial statements.

                                   ******



(991)

                                           COMBINED SUPPLEMENTAL SCHEDULE

RETIREMENT SAVINGS PLAN OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

COMBINING STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994 (DOLLARS IN THOUSANDS)

- ---------------------------------------------------------------------------------------------------------

                                                              SOUTHERN CALIFORNIA
                                      PACIFIC ENTERPRISES          GAS COMPANY           TOTAL COMBINED
                                      -------------------     --------------------     ------------------
                                        1995       1994         1995         1994       1995       1994
INVESTMENTS:
 Pacific Enterprises common stock      $12,685    $4,599       $266,279   $206,997    $278,964    $211,596
 Guaranteed interest contracts           3,503     1,047         27,868     25,493      31,371      26,540
 Obligations of United States
  Government Agencies                                                12         12          12          12
 Fidelity Daily Income Trust               564       202          5,903      5,439       6,467       5,641
 Phoenix Balanced Fund                   2,734     1,007         17,292     17,150      20,026      18,157
 Mellon Stock Index                      7,153     1,677         50,040     40,346      57,193      42,023
 Short-term income funds                 1,869       193            819      1,805       2,688       1,998
                                       -------    ------       --------   --------    --------    --------

   Total investments                    28,508     8,725        368,213    297,242     396,721     305,967
                                       -------    ------       --------   --------    --------    --------

 RECEIVABLES:
  Due from Pacific Enterprises
   Employee Stock Ownership Plan
   and Trust                                71        16            592        515         663         531
  Accrued income                            29         7            173        261         202         268
                                       -------    ------       --------   --------    --------    --------
    Total receivables                      100        23            765        776         865         799
                                       -------    ------       --------   --------    --------    --------


 Due from Southern California Gas
  Company Retirement Savings Plan        5,694       138         (5,694)      (138)

 Due (to) from Southern California
  Gas Company Retirement Savings Plan
  for litigation settlement (Note 5)    (1,481)                   1,481
                                       -------    ------       --------   --------    --------    --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                        $32,821    $8,886       $364,765   $297,880    $397,586    $306,766
                                       -------    ------       --------   --------    --------    --------
                                       -------    ------       --------   --------    --------    --------

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

COMBINING STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (DOLLARS IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------------------------------
                                           PACIFIC ENTERPRISES      SOUTHERN CALIFORNIA GAS COMPANY      TOTAL COMBINED
                                       ---------------------------  -------------------------------  -----------------------------
                                         1995      1994      1993     1995        1994       1993      1995      1994        1993
                                       -------  ---------  -------  ---------   ---------  --------  --------  ---------  --------
ADDITIONS:
  Investment income (loss):
    Net appreciation (depreciation)
     in fair value of investments      $ 2,716  $   (653)  $ 2,203  $ 83,356    $(27,617)  $ 54,019  $ 86,072  $(28,270)  $ 56,222
    Interest and dividends                 839       493       579    17,989      16,368      9,930    18,828    16,861     10,509
  Litigation settlement                    133                         1,481                            1,614
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
      Total investment income (loss)     3,688      (160)    2,782   102,826     (11,249)    63,949   106,514   (11,409)    66,731
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
CONTRIBUTIONS:
  Employer                                 588       256       314     6,934       8,304      8,676     7,522     8,560      8,990
  Employee                               1,536       679       867    19,080      21,290     22,430    20,616    21,969     23,297
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
      Total contributions                2,124       935     1,181    26,014      29,594     31,106    28,138    30,529     32,287
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
      Total additions                    5,812       775     3,963   128,840      18,345     95,055   134,652    19,120     99,018
DECUCTIONS -
  Distributions to employees,
   retirees or their beneficiaries      (2,316)   (3,103)   (3,391)  (41,586)    (57,606)   (20,936)  (43,902)  (60,709)   (24,327)
TRANSFERS, ROLLOVERS AND OTHER              70                                                             70

TRANSFERS TO (FROM) PACIFIC ENTERPRISES
  AND SOUTHERN CALIFORNIA GAS COMPANY
  RETIREMENT SAVINGS PLANS              20,369       146    (6,401)  (20,369)       (146)     6,401
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
NET INCREASE (DECREASE) BEFORE
 CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE                   23,935    (2,182)   (5,829)   66,885     (39,407)    80,520    90,820   (41,589)    74,691

CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                                       1,188                            7,161                          8,349
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
NET INCREASE (DECREASE) AFTER
 CUMULATIVE EFFECT OF A CHANGE
 IN ACCOUNTING PRINCIPLE                23,935    (2,182)   (4,641)   66,885     (39,407)    87,681    90,820   (41,589)    83,040

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                      8,886    11,068    15,709   297,880     337,287    249,606   306,766   348,355    265,315
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
  End of year                          $32,821   $ 8,886   $11,068  $364,765    $297,880   $337,287  $397,586  $306,766   $348,355
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------
                                       -------   -------   -------  --------    --------   --------  --------  --------   --------

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                      Retirement Savings Plan of Pacific Enterprises



Date:  July 15, 1996     G. Joyce Rowland, Vice President
                      ----------------------------------------------------------


                      Retirement Savings Plan of Southern California Gas Company


Date:  July 15, 1996     G. Joyce Rowland, Vice President
                      ----------------------------------------------------------

                                 [LETTERHEAD]



INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statements
No. 2-96782 and 33-26357 on Form S-8 of our reports relating to the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company dated July 12, 1996 appearing in this Annual Report on Form 11-K of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company for the year ended December 31, 1995.


/s/ DELOITTE & TOUCHE LLP

July 12, 1996